BRADLEY PHARMACEUTICALS, INC.
          CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              (UNAUDITED)


NOTE A - Summary of Accounting Policies

The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles of complete financial statements.

In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position as of September 30, 1997 and the results of operations for the three and nine month periods ended September 30, 1997 and 1996 and cash flows for the nine months ended September 30, 1997 and 1996, respectively.

The accounting policies followed by the Company are set forth in Note A of the Company's financial statements contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 filed with the Securities and Exchange Commission. The financial statements contained in the Form 10-KSB contain additional data and information with respect to long-term debt, intangible assets, stock agreements, stock option plans, private placements of securities and reserved shares, escrowed shares, chargebacks and rebates, related party transactions, income taxes, commitments, economic dependency and other items, and is incorporated herein by reference.

The results reported for the three and nine month periods ended September
30, 1997 are not necessarily indicative of the results of operations which may be expected for a full year. This report contains certain forward looking statements with respect to the results of operations and business of the Company. These forward looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated, projected, forecast, estimated or budgeted in such forward looking statements include, among others, the following possibi-lities: (i) failure of the Company to carry out successfully its business plan; (ii) failure of the Company to secure additional financing on favorable terms, if necessary, to support operations; (iii) loss of key executives;
(iv) heightened competition; (v) general economic and business conditions which are less favorable than expected; and (vi) unanticipated changes in industry trends. See "Management's Discussion and Analysis."





                      BRADLEY PHARMACEUTICALS, INC.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

On September 30, 1997, the Company had negative working capital of ($489,373). This is a positive increase of $2,339,427 from the Company's negative working capital of ($2,828,800) at December 31, 1996. Improvement in the Company's working capital position at September 30,1997 was primarily due to a decrease of $2,862,866 in current maturities of long-term debt attributable, principally, to the negotiated settlement in September 1997 of all outstanding obligations owing to Berlex Laboratories, Inc. ("Berlex"), as more fully discussed below. There were also decreases in Accounts Receivable, Finished Goods Inventory and Pre-paid Samples/Materials reflecting the normal seasonality of Third Quarter 1997 sales. The Fourth Quarter, with the onset of the cough/cold season, has traditionally shown seasonal increases in both sales and accounts receivable.

On September 19, 1997 (the "Closing"), the Company consummated the negotiated settlement of all of its outstanding obligations to Berlex arising out of the Company's 1993 acquisition of the DECONAMINE(R) line of cough and cold products. Immediately prior to the Closing, the Company was indebted to Berlex in the approximate aggregate amount of $2,500,000. As security for the satisfaction of its obligations to Berlex, the Company had granted to Berlex a lien covering all of the Company's accounts receivable and warranted to Berlex that until such time as all of the Company's obligations to Berlex were satisfied, the Company would not, generally, without Berlex's consent, grant any person a security interest in, or create a lien upon, any of the Company's assets.

At the Closing, in satisfaction of all outstanding obligations then owing to Berlex and in consideration of Berlex's release of its lien covering the Company's accounts receivable, the Company (i) paid to Berlex $1,150,000 in cash, plus accrued interest (the "Cash Payment"), (ii) issued to Berlex
450,000 shares of Class A Common Stock of the Company (which, when added with the other shares of Class A Common Stock previously issued to Berlex, represented, at the time of issuance, approximately 19% of the outstanding Class A Common Stock of the Company) and (iii) agreed to issue to Berlex, when permissible in accordance with applicable state corporate law, warrants entitling Berlex to purchase, under certain conditions, up to an additional 750,000 shares of Class A Common Stock at an exercise price of $1.25 per share. These warrants are subject to certain anti-dilution provisions and expire two years after issuance, subject to extension under certain conditions.

In order to raise the funds necessary for the Company to make the Cash
Payment to Berlex, the Company, concurrently with the Closing, entered into a $3,000,000 revolving credit facility with The Cit Group/Credit Finance, Inc. ("CIT"). Advances under this facility are calculated pursuant to a formula which is based upon the Company's then "eligible" accounts receivable and inventory levels. This line of credit has an initial term of three years and is renewable for successive periods of two years each. Interest accrues on amounts from time to time outstanding under this facility at the rate equal to the prime rate of interest from time to time announced by The Chase Manhattan Bank as its prime rate of interest plus 2-1/4%. The Company's obligations under this credit facility have been secured by the grant by the Company to CIT of a lien upon, and the pledge of a security interest in, substantially all of the Company's assets, including the Company's accounts receivable, inventory and intangible assets (subject, however, to prior liens). The credit facility contains certain covenants and restrictions concerning the Company's operations, generally, and the Company's obligations under this facility have been personally guaranteed, to a limited extent, by Daniel Glassman, the Company's Chairman of the Board and Chief Executive Officer.

All over-the-counter cough/cold products are regulated by The United
States Food and Drug Administration (the "FDA") pursuant to monographs which specify permissible active ingredients, labeling and indications and also determine when specific drug products, such as the DECONAMINE(R) line of products, change from prescription to over-the-counter status (i.e., a status not requiring a prescription for the product purchase). The Company's DECONAMINE(R) product line, which currently has prescription status, falls under these monographs. Once a final monograph is issued by the FDA with respect to a product, the product historically can remain as a prescription product for up to one additional year. The Company anticipates that final monographs for the Company's DECONAMINE(R) product line, thereby converting the product line from prescription status to over-the-counter status, are expected to be issued by the FDA after April 1998. The Company currently intends to continue to market and distribute its DECONAMINE(R) line of products as prescription products for as long as it may lawfully continue to do so. The Company is presently exploring its marketing and distribution strategy relating to its DECONAMINE(R) product line after final monographs covering these products are issued, and, as such, it is not currently possible for the Company to predict how its operations and financial con-dition will be affected, or whether it will have resources sufficient to aggressively market the DECONAMINE(R) line of products, if, and when, this product line is converted from prescription status to over-the-counter status.

Further, the Company's DECONAMINE(R) SR product requires the Company to file an Abbreviated New Drug Application ("ANDA") with the FDA to be in compliance with the regulation that all controlled release products, like DECONAMINE(R) SR, be the subject of an ANDA. The cost of this ANDA is approximately $900,000. The Company has entered into an agreement with Phoenix International to perform the clinical studies required for the issuance of the ANDA. The Company has paid approximately $180,000 with respect to this project to date. This project is expected to be completed and submitted to the FDA during 1998. Completion of this research and development project is subject, however, to the Company's either generating sufficient cash flow from operations to fund the same or obtaining requisite financing from outside sources, of which there can be no assurance. There-fore, the Company cannot at this time reasonably anticipate the timing of the expenditure of funds necessary for completing the ANDA with respect to its DECONAMINE(R) SR product. The inability of the Company to further develop and/or file the necessary ANDA for DECONAMINE(R) SR would have a material adverse effect on the Company's business.




While the Company, at September 30, 1997, had approximately $700,000 of accounts payable that were more than 90 days past due, the Company has received indications from creditors that they are willing to continue to refrain from commencing enforcement or collection actions against the Company while the Company negotiates or attempts to restructure its financial obli-gations to these creditors. Moreover, the Company believes that it has meri-torious defenses and legitimate rights of offset with respect to a portion of these accounts payable. Notwithstanding the foregoing, the Company presently lacks the cash resources or borrowing base necessary to satisfy in full these past due accounts payable if the Company were required to satisfy them immediately.

With the exception of the capital necessary for the Company to complete the ANDA with respect to the Company's DECONAMINE(R) SR product and to satisfy its past due accounts payable, if necessary, the Company believes that it will have sufficient cash flow from operations to support its working capital requirements over the next twelve months.


RESULTS OF OPERATIONS

Chargebacks and rebates are the difference between prices at which the Company sells its products (principally DECONAMINE(R) SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged-back to the Company or rebated to the end-user at the time of sale to the wholesaler.

GROSS SALES (sales prior to chargebacks, rebates, returns and discounts) for the three and nine months ended September 30, 1997 were $4,592,927 and $15,119,997, respectively. These sales results represent a $1,727,468 and $964,443 increase, respectively, from sales results for the three and nine month periods ended September 30, 1996. The increase of $1,727,468 for the three months ended September 30, 1997 was principally due to a $1,024,336 increase in DECONAMINE(R) sales, including a large advance sale to a major customer and a $503,657 increase in Doak Dermatologics' products sales, especially CARMOL(R). The increase of $964,443 for the nine months ended September 30, 1997 was due, primarily, to year-to-date increases in the sales, particularly international sales, of Doak Dermatologics' products, and principally CARMOL(R), FORMULA 405(R) A.H.A, TERSASEPTIC(R) , ACID MANTLE(R) and TRANS-VER-SAL(R). Gross sales of the Company's DECONAMINE(R) product line accounted for approximately 59% of gross sales for the three and nine months ended September 30, 1997,respectively, as compared to 58% and 66%, respec-tively, for the three and nine months ended September 30, 1996.

NET SALES (net of all adjustments to sales) for the three and nine month periods ended September 30, 1997 were $3,454,575 and $10,828,545, respectively, representing an increase in net sales of $1,310,134 from the comparable 1996 three month period, and an increase in net sales of $1,775,605 from the comparable 1996 nine month period. The three month net sales increase is due to an $880,338 increase in sales of Kenwood products, particularly DECONAMINE(R) SR 500 capsule sales and the aforementioned advance sale, and certain managed care contract renegotiations which resulted in an increase in net sales of approximately $300,000. Additionally, sales of Doak Dermatologics' products, principally CARMOL(R), increased by $429,809. The nine month net sales increase, is principally due to a $1,268,814 increase in the sales of Doak Dermatologics' products, especially international and principally CARMOL(R), FORMULA 405(R) A.H.A, ACID MANTLE(R), TERSASEPTIC(R) AND TRANS-VER-SAL(R).

COST OF SALES for the three and nine months ended September 30,1997 were, $1,035,072 and $2,842,448, respectively, representing increases from the comparable 1996 three and nine month periods of $407,493 and $533,829, respectively. The Company's gross profit margin for the three and nine month periods ended September 30, 1997 were 70% and 74%, respectively, as compared to 71% and 74%, respectively, for the three and nine month periods ended September 30, 1996. The Third Quarter decrease in gross profit margins reflects the seasonal shift in sales mix to lower margin Doak Dermatologics' products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $1,743,089 and $5,754,899, respectively, for the three and nine month periods ended September 30, 1997, representing increases of $232,925 and $707,751, respectively, over the comparable 1996 three and nine month periods.
The increases in selling, general and administrative expenses continue to reflect increased investment in the Company's sales and marketing areas, with resulting increases in employee benefits and payroll taxes. The Company, however, continues to implement steps designed to reduce expenses and maintain cost controls.

DEPRECIATION and AMORTIZATION EXPENSES for the three and nine months ended September 30, 1997 were $385,110 and $1,191,174, respectively, representing decreases of $92,891 and $199,006, respectively, from comparable 1996 three and nine month periods. This decrease reflects lower amortization expenses on product acquisitions, principally due to intangible asset reductions associated with the restructuring of the Company's obligations to Berlex arising out of the DECONAMINE(R) acquisition.

OTHER INCOME - Litigation Settlement of $1,768,155 and $1,645,132 for the three and nine months ending September 30, 1996 represent, principally, the non-recurring proceeds of litigation with Trans CanaDerm (as discussed below), net of expenses.

INTEREST EXPENSE - NET for the three and nine months ended September
30, 1997 was $72,304 and $254,904, respectively.  This was $63,244 and
$221,393 lower than the respective periods during 1996 principally due to debt reduction associated with the DECONAMINE(R) product acquisition from Berlex.

NET INCOME for the three and nine months ended September 30, 1997 was $209,000 and $551,370, respectively, representing decreases of $802,304 and $774,458, respectively, as compared to the three and nine month periods ended September 30, 1996. These decreases primarily reflect the non-recurring impact of the Trans CanaDerm legal settlement which resulted in a one-time income addition of $1,645,132 during the year ended December 31, 1996. Decreases in 1997 net income have been offset by the positive affects of year to year sales gains, the recent managed care contract adjustment discussed above and the reversal of reserves reflecting improvements in processing of chargebacks and rebates. Excluding the impact of the Trans CanaDerm legal settlement in 1996, net income would have had increases of $965,851 for the three months ended September 30, 1997, and $870,674 for the nine months ended September 30, 1997 versus the respective periods last year.

NET INCOME PER COMMON SHARE for the three and nine months ended
September 30, 1997 was $.03 and $.07, respectively, representing a decrease of $.11 as compared to the comparable three and nine month periods in 1996. This decrease principally reflects the non-recurring impact of the Trans CanaDerm legal settlement. Computations of net income per common share for the three and nine months ended September 30, 1997 include the effect of stock equi-valents. Such inclusion, however, does not materially dilute earnings per share. Excluding the impact of the Trans CanaDerm legal settlement in 1996, earnings per share would have had increases of $.14 for the three months, and $.11 for the nine months ended September 30, 1997 versus the respective periods last year.

Part II - Item 5. Other Information


Recent Developments

The Company has signed an agreement with Osmotics Corporation, a Colorado manufacturer of dermal patch cosmetic delivery systems, to be the distributor in the U.S., as well as in international markets of an anti-wrinkle patch. This arrangement, within a defined marketing segment, com-menced immediately and will run for five years. The product is being marketed in the U.S. by Doak Dermatologics under the Le Pont(R) trademark.
Marketing was launched for this product during October 1997 to chain and independent drugstores and mass merchandisers.


Other Information

On April 8, 1994, the Company was apprised by the New York State
Department of Environmental Conservation ("NYSDEC") that Doak's current leased manufacturing facility located on adjoining parcels at 62 Kinkel Street and 67 Sylvester Street, Westbury, New York and former leased facility located at 128 Magnolia Avenue, Westbury, New York are located in the New Cassel Industrial Area, which has been designated by the NYSDEC on the Registry of Inactive Hazardous Waste Sites (the "Registry"). The real property on which Doak's current manufacturing facility is situated is owned by and leased to the Company by Dermkraft, Inc., an entity owned by the former controlling shareholders and officers of Doak.

On February 7, 1995, the company was apprised by NYSDEC that the current manufacturing facility will be excluded from the Registry. By letter dated April 21, 1995, the NYSDEC notified the Company that it intended to investigate the Company's current manufacturing facility to determine if hazardous substances had previously been deposited on that property. By letter dated October 24, 1995, NYSDEC notified Dermkraft, Inc. that the Company's current manufacturing facility is included in or near an inactive hazardous waste site described as "Kinkel and Sylvester Streets" and that NYSDEC intends to conduct a Preliminary Site Assessment to study the site and immediate vicinity. The Company has been advised that NYSDEC has made a pre-liminary determination to include the 62 Kinkel Street portion of the current manufacturing facility on the Registry and that the 67 Sylvester Street portion of the facility will not be included, but those determinations could change before they are finalized. Thereafter, by letter dated May 3, 1996 and addressed to Dermkraft, Inc., the NYSDEC notified Dermkraft that the site at 62 Kinkel Street has been listed on the Registry due to the presence of trichloroethylene ("TCE") in soils and groundwater due to the use of TCE by LAKA Tools and Stamping and LAKA Industries, a former tenant from 1971 through 1984. The NYSDEC documents refer to Doak Dermatologics as the current tenant but do not refer to any activities of Doak Dermatologics or the Company as a basis for the listing in the Registry. The Company cannot at this time determine whether the cost associated with the investigation and required remediation, if any, of the current manufacturing facility will be material. With respect to the former manufacturing facility on Magnolia Avenue, which remains designated by the NYSDEC as part of the Registry, management believes that Doak will not be obligated to contribute to any remediation costs, if any are required.

Item 6. Exhibits and Reports on Form 8-K

   (a) Exhibits
       27. Financial Data Schedule

   (b) Reports on Form 8-K
       None.





                              SIGNATURES


In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                      BRADLEY PHARMACEUTICALS, INC.
                             (REGISTRANT)



  Date: November 14, 1997            /s/ Daniel Glassman
                                     Daniel Glassman
                                     Chairman of The Board, President and
                                     Chief Executive Officer
                                     (Principal Executive Officer)




  Date: November 14, 1997            /s/ Lawrence R. Lenz
                                     Lawrence R. Lenz
                                     Vice President and
                                     Chief Financial Officer
                                     (Principal Financial and
                                     Accounting Officer)